SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549
                            ____________________

                                  FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                           THE WARNACO GROUP, INC.
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           (Exact name of registrant as specified in its charter)

             DELAWARE                               95-4032739
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   (State of Incorporation or Organization)        (IRS Employer
                                                Identification No.)

      90 Park Avenue
      New York, New York                                   10016
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   (Address of principal executive offices)              (Zip Code)

      If this form relates to the            If this form relates to the
      registration of a class of             registration of a class of
      securities pursuant to                 securities pursuant to
      Section 12(b) of the                   Section 12(g) of the
      Exchange Act and is effective          Exchange Act and is effective
      pursuant to General Instruction        pursuant to General Instruction
      A.(c), check the following             A.(d), check the following
      box. (X)                               box.( )

 Securities Act registration file number to which this form relates:
           N/A

 Securities to be registered pursuant to Section 12(b) of the Act:

                                         Name of each exchange
           Title of each class           on which each class is
           to be so registered           to be registered
           -------------------           ----------------------
           Preferred Stock               New York Stock Exchange
           Purchase Rights


 Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
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                              (Title of Class)



 Item 1.   Description of Securities To Be Registered.

           On August 19, 1999, the Board of Directors of The Warnaco Group, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock of the Company to stockholders of record at the close of business on August 31, 1999. Each Right entitles the registered holder to purchase from the Company a unit (a "Unit") consisting of one one-thousandth of a Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock") at a purchase price of $100.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Bank of New York, as Rights Agent. Capitalized words used but not otherwise defined shall have the meaning ascribed to them in the Rights Agreement.

           Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons (other than as set forth below), has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock, other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other shareholders, or a person enters into an Acquisition Transaction (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. With respect to an existing Company stockholder currently beneficially owning in excess of 15% of the outstanding Common Stock of the Company, a Distribution Date will not occur until such person acquires an additional 1% of the Company's Common Stock.

           The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 31, 2009, unless earlier redeemed or extended by the Company as described below.

           As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

           Other than as set forth above, in the event that a person becomes the beneficial owner of more than 15% of the then outstanding Common Stock or enters into an Acquisition Transaction, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

           For example, at an exercise price of $100.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $200 worth of Common Stock (or other consideration, as noted above) for $100.00. Assuming that the Common Stock had a per share value of $20.00 at such time, the holder of each valid Right would be entitled to purchase 10 shares of Common Stock for $100.00.

           In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or (ii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

           At any time until ten (10) business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.0l per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.0l redemption price. The foregoing notwithstanding, the rights generally may not be redeemed for one hundred eighty (180) days following a change in a majority of the Board as a result of a proxy contest unless certain prescribed procedures designed to establish the entire fairness of the redemption are followed.

           Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

           Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date.
 After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment may be made at such time as the Rights are not redeemable.

           As of August 16, 1999, there were 54,927,413 shares of Common Stock outstanding, 10,025,285 shares of Common Stock held in the treasury and 5,522,098 shares of Common Stock authorized for issuance upon exercise of options granted under the Company's employee stock option plans and the Company's non-employee directors' stock option plans. Each outstanding share of Common Stock as of the close of business on August 31, 1999, will receive one Right. As long as the Rights are attached to the Common Stock and in certain other circumstances specified in the Rights Agreement, the Company will issue one Right for each share of Common Stock issued on or after August 31, 1999.

           The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditioned on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its shareholders as determined by a majority of the Board of Directors who are not affiliated with the person making the offer, or willing to negotiate with the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to ten days following the Stock Acquisition Date redeem all but not less than all of the then outstanding Rights.

           In addition, certain provisions of the Company's Restated Certificate of Incorporation (the "Certificate") may have anti-takeover effects. The Certificate provides, among other things, that the Board of Directors be divided into three classes, with each class elected for 3-year terms at successive annual meetings.

           The Rights Agreement specifying the terms of the Rights and including the form of Certificate of Designation setting forth the terms of the Preferred Stock as an exhibit thereto, is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.



 Item 1.  Exhibits.

 Exhibit No.                        Exhibit
 -----------                        -------
     1 Rights Agreement, dated as of August 19, 1999, between The Warnaco Group, Inc. and The Bank of New York, as Rights Agent, including form of Certificate Designation of The Warnaco Group, Inc. authorizing the Series A Junior Participating Preferred Stock, as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earlier of (i) the tenth Business Day after the Stock Acquisition Date or
                     (ii) the tenth Business Day after the date of the commencement of a tender or exchange offer by any person or group of affiliated or associated persons, if upon consummation thereof, such person or group would be the beneficial owner of 15% or more of such outstanding Common Stock.



                                 SIGNATURE


 Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                               THE WARNACO GROUP, INC.


 Date:  August 19, 1999        BY: /s/ Stanley P. Silverstein
                                  ---------------------------------
                                  Name:  Stanley P. Silverstein
                                  Title: Vice President, General
                                         Counsel and Secretary


                               EXHIBIT INDEX


 Exhibit                  Description                                Page
 -------                  -----------                                ----
   1       Rights Agreement, dated as of August 19, 1999,             9
           between The Warnaco Group, Inc. and The Bank of
           New York, as Rights Agent, including form of Certificate Designation of The Warnaco Group,
           Inc. authorizing the Series A Junior Participating
           Preferred Stock, as Exhibit A, the form of Rights
           Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earlier of (i) the tenth Business Day after the Stock Acquisition Date or (ii) the tenth Business Day after the date of the commencement of a tender or exchange offer by any person or group of affiliated or associated persons, if upon consummation thereof, such person or group would be the beneficial owner of 15% or more of such outstanding Common Stock.